Via Facsimile and U.S. Mail
Mail Stop 4720

August 25, 2009

Mr. John F. Corcoran
Senior Vice President and Chief Financial Officer
CNA Surety Corporation
333 South Wabash Avenue
Chicago, Illinois   60604

Re: CNA Surety Corporation
**   Form 10-K for the Year Ended December 31, 2008**
**   Filed on February 17, 2009**
**   Schedule 14A**
**   Filed on March 19, 2009**
**   File No. 001-13277**

Dear Mr. Corcoran:

      We have reviewed your response to our comments and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

DEF14A

Annual Cash Bonus, page 10

1. We note your response to Comment 1. Please revise your proposed disclosure to include the following information:

- For your CUO: Identification of the numerical targets for NOI and loss-ratio goals and discussion of the CUO's level of achievement with respect to these goals;
- For your CIO: Identification of the "certain project milestones" that were not satisfied; and,
- For your SVP, Credit and Field Operations: Identification of the numerical targets for your gross written premium, loss ratio, expense, receivable management and operational metrics goals and discussion of the SVP's level of achievement with regard to these goals.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

If you have any questions please contact Bryan Pitko, Attorney Advisor, at (202) 551-3203. In this regard, do not hesitate to contact me at (202) 551-3715.

Sincerely,

Jeffrey P. Riedler
Assistant Director